UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 __________________________________________________________

AMENDMENT NO. 1 TO
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________________________________________

ATLANTICUS HOLDINGS CORPORATION
(Name of Subject Company (Issuer))
ATLANTICUS HOLDINGS CORPORATION
(Name of Filing Person (Offeror))
__________________________________________________________

5.875% Convertible Senior Notes due 2035
(Title of Class of Securities)
20478N AC 4
20478N AD 2
(CUSIP Numbers of Class of Securities)

__________________________________________________________

William R. McCamey
Chief Financial Officer and Treasurer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, Georgia 30328
(770) 828-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
__________________________________________________________

Copies to:
W. Brinkley Dickerson, Jr.
Paul Davis Fancher
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,000,000	$5,409.60

*    Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of $100 million in aggregate principal amount outstanding of 5.875% Convertible Senior Notes due 2035 (the “Securities”), at the maximum tender offer price of $420 per $1,000 principal amount of the Securities.

**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,409.60	Filing Party: Atlanticus Holdings Corporation
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Atlanticus Holdings Corporation, a Georgia corporation (the “Company”) with the Securities and Exchange Commission on June 23, 2014 (as amended or supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash up to $100,000,000 aggregate principal amount of the Company’s 5.875% Convertible Senior Notes due 2035 (the “Securities”), validly tendered and accepted. The Company’s offer is made upon the terms and conditions contained in the Offer to Purchase, dated June 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which previously has been filed as Exhibit (a)(1) to the Schedule TO.
The information contained in the Offer to Purchase also is amended and supplemented by the Supplement No. 1 to the Offer to Purchase dated July 15, 2014, attached hereto as Exhibit (a)(1)(A) (the “Supplement”).
This Amendment and the Supplement are intended to satisfy the disclosure requirements of Rule 13e-4(c)(3), Rule 13e-4(d)(2) and Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. All other terms and conditions set forth in the Schedule TO and the Offer to Purchase shall remain unchanged and in full force and effect. This Amendment and the Supplement should be read in conjunction with the Schedule TO and the Offer to Purchase. All capitalized terms used but not specifically defined in this Amendment or the Supplement have the meanings given to such terms in the Offer to Purchase.
Items 1 through 9.
The information set forth in the Supplement is incorporated herein by reference.
The Offer to Purchase is hereby amended to replace the word “certain” in the first sentence of the section entitled “Important Information Concerning the Offer — Material U.S. Federal Income Tax Consequences” with the word “material” to make clear that the disclosure in that section addresses all material U.S. federal income tax considerations rather than only certain U.S. federal income tax considerations.
Item 10. Financial Statements.
The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of the Securities because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.
Item 11. Additional Information.
The information set forth in the Supplement is incorporated herein by reference.
Item 12. Exhibits.

(a)(1) Offer to Purchase, dated June 23, 2014 (filed as Exhibit (a)(1) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(a)(1)(A) Supplement No. 1 to Offer to Purchase, dated July 15, 2014.

(a)(5)(A) Press release issued by the Company on June 23, 2014 (filed as Exhibit (a)(5)(A) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(b) Loan and Security Agreement, dated June 23, 2014, among the Company, as borrower, Certain Subsidiaries of the Company named therein, as guarantors, and Bravo, as lender (filed as Exhibit (b) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(d)(1) Indenture, dated November 23, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2005, and incorporated herein by reference).

(d)(2) Supplemental Indenture, dated as of June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

(g) None.

(h) None.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTICUS HOLDINGS CORPORATION

By:	/s/ William R. McCamey
Name:	William R. McCamey
Title:	Chief Financial Officer and Treasurer

Date: July 15, 2014

Exhibit Index

(a)(1) Offer to Purchase, dated June 23, 2014 (filed as Exhibit (a)(1) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(a)(1)(A) Supplement No. 1 to Offer to Purchase, dated July 15, 2014.

(a)(5)(A) Press release issued by the Company on June 23, 2014 (filed as Exhibit (a)(5)(A) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(b) Loan and Security Agreement, dated June 23, 2014, among the Company, as borrower, Certain Subsidiaries of the Company named therein, as guarantors, and Bravo, as lender (filed as Exhibit (b) to the Company’s Schedule TO filed with the Securities and Exchange Commission on June 23, 2014, and incorporated herein by reference).

(d)(1) Indenture, dated November 23, 2005, between the Company, as successor Person under Article 5 of the Indenture to CompuCredit Corporation, and U.S. Bank National Association, as successor to Wachovia Bank, National Association, as trustee (filed as Exhibit 4.1 to CompuCredit Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2005, and incorporated herein by reference).

(d)(2) Supplemental Indenture, dated as of June 30, 2009, among the Company, CompuCredit Corporation and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2009, and incorporated herein by reference).

(g) None.

(h) None.